Skadden, Arps, Slate, Meagher & Flom llp

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Boston, Massachusetts 02116

DIRECT DIAL (617) 573-4836 DIRECT FAX (617) 305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com

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April 15, 2024

VIA EDGAR

Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Global Gold, Natural Resources & Income Trust
(File Nos.: 333-277179; 811-21698

Dear Mr. Foor:

Thank you for your oral comments provided on March 25, 2024, regarding your review of the registration statement on Form N-2 filed on February 20, 2024 (the “Registration Statement”) by GAMCO Global Gold, Natural Resources & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Jeff Foor

April 15, 2024

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Investment Objectives and Policies

1.	Please disclose the definition of "principally engaged" from the 80 percent investment policy.

The Fund has made the requested change.

Dividends and Distributions

2.	Please inform the SEC’s staff (the “Staff”) whether the Fund intends to report a distribution rate. If the Fund does intend to report a distribution rate at any point prior to finalizing tax figures, the Staff notes that the Fund should disclose the estimated portion of the distribution rate that results from a return of capital. The Staff requests that any reports that would contain a distribution yield needs to be accompanied by the full return and/or SEC yield.

The Fund confirms that it will follow applicable SEC and Staff guidance to the extent that it reports a distribution rate.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon